Exhibit 99.(h)(iii)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

THIS AGREEMENT as originally entered into as of the 17th of December, 2008 and  amended and restated on August 31, 2013, is hereby amended and restated on February 15, 2016, by and between WHV Investments, Inc. (formerly, WHV Investment Management, Inc. and Wentworth, Hauser and Violich, Inc.) (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of WHV International Equity Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, and “class-specific fees and expenses” (defined below), do not exceed the levels described below.  Class-specific fees and expenses are distribution expenses, transfer agency expenses, expenses of preparation, printing and mailing, prospectuses, statements of additional information, proxy statements and reports to shareholders, and organizational expenses and registration fees, identified as belonging to a particular class of the Trust; and

WHEREAS, on August 31, 2013, the Adviser extended the term of the expense limitation/reimbursement agreement dated December 17, 2008 to August 31, 2016;

WHEREAS, the Adviser now wishes to reduce the expense limitation from 1.25% to 0.99%, effective February 15, 2016;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement.  The Adviser agrees that: (i) from the commencement of the operations of the Fund through February 14, 2016, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific fees and expenses, interest, extraordinary items, “Acquired Fund fees and expenses” (as defined in Form N-1A) and brokerage commissions, do not exceed, 1.25% (on an annual basis) of the Fund’s average daily net assets; and, (ii) from February 15, 2016 through August 31, 2016, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific fees and expenses, interest, extraordinary items, “Acquired Fund fees and expenses” (as defined in Form N-1A) and brokerage commissions, do not exceed, 0.99% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, which shall not be unreasonably withheld, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on August 31, 2016, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature Page Follows]

This Amended and Restated Expense Limitation/Reimbursement Agreement is hereby executed as of the date first set forth above.

WHV INVESTMENTS, INC.

By:	/s/ Kenneth E. Piper
Name:	Kenneth E. Piper
Title:	COO

FUNDVANTAGE TRUST, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President